FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of OCTOBER, 2004

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Lund Gold Ltd. News Release, Dated October 5, 2004,

➢

Lund Gold Ltd. News Release, Dated October 19, 2004,

➢

BC Form 53-901F, Material Change Report, Filed on October 22, 2004,

➢

Lund Gold Ltd. News Release, Dated October 28, 2004,

➢

Lund Gold Ltd. News Release, Dated October 29, 2004.

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X

Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

(Registrant)

Date:

November 3, 2004

By:

“James G. Stewart”

 James G. Stewart

Its:

Secretary

(Title)

LUND GOLD LTD.

Suite 2000, Guinness Tower

1055 West Hastings Street

Phone:  (604) 331-8772

Vancouver,  B.C.  V6E 2E9

Fax:      (604) 331-8773

November 3, 2004

SECURITIES AND EXCHANGE COMMISSION                                VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“James G. Stewart”

per:

James G. Stewart

Secretary

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Pam Morris

Russell Brenner, Securities & Exchange Commission

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

October 5, 2004

ALDEBARÁN PROPERTY DRILLING UPDATE

Lund Gold Ltd. (TSX-V. LGD) is pleased to report that it has now completed approximately one third of its initial 2,000-metre drilling program at the Aldebarán Property in Brazil with the first four drill holes of core drilling.  The drilling has intersected altered and mineralized intervals in all four holes, including the initial 100 metres in hole ALD 04-04.

The drilling program is designed to test three distinct geologic models identified in Lund’s recently completed IP geophysical survey: iron oxide; epithermal; and bulk tonnage quartz stockwork /quartz vein hosted gold mineralization.  These first four holes have tested the bulk tonnage quartz stockwork/quartz vein model, including the site of hole ALD 04-04 which is located in the immediate area that had returned trench sample results of 2.36 g/t gold along 5.2 metres and a separate composite chip sample value of 114.2 g/t gold over 1 metre.  Drilling is continuing and is now testing the iron oxide and epithermal geologic models.

In addition to the diamond-drilling program, Lund is completing a number of auger soil sampling profiles in concert with mechanical trenching in areas of geological-geophysical-geochemical interest within the extensive 30 square kilometre gold geochemical target, centrally located within the Aldebarán Property.

Lund and its joint venture partner, Goldmarca Ltd., have an exclusive option to jointly acquire up to 100% interest in the Aldebarán Property.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

Signed:  “Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

October 19, 2004

PRIVATE PLACEMENT ARRANGED

Lund Gold Ltd. (TSX-V. LGD) is pleased to report that it has, subject to regulatory approval, arranged a brokered private placement of 4,000,000 units at a price of $0.25 per unit to fund Lund’s next phase of work on the Aldebarán Property.  Each unit will consist of one share and one share purchase warrant, every full warrant entitling the purchase of one additional share of Lund for a period of two years at a price of $0.30 during the first year and thereafter at a price of $0.35 per share.

Canaccord Capital Corporation (“Canaccord”) has agreed to act as Lund’s agent in respect of this placement and will receive a commission of 8% of the gross proceeds, such fee to be payable half in cash and half in units at Canaccord’s election, a broker’s warrant entitling the purchase of up to 800,000 shares of Lund for a period of two years at a price of $0.30 during the first year and thereafter at a price of $0.35 per share, an administration fee of $5,000 and a corporate finance fee of 80,000 shares.

Lund also reports that Ken Morgan and Mark Brown have resigned as directors and Mr. Morgan has advised Lund that he has withdrawn his request for a shareholder meeting to change Lund’s directors.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85", and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Lund Gold Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

October 19, 2004

Item 3.

Press Release

October 19, 2004, Vancouver, B.C.

Item 4.

Summary of Material Change

See attached news release.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 22nd day of October, 2004.

LUND GOLD LTD.

By:

Signed “J.G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

October 28, 2004	Trading Symbol: TSX Venture – LGD
Website: www.lundgold.com

NEWS RELEASE

Lund Gold Ltd. (“Lund”), announces that it has granted incentive stock options entitling the purchase of a total of 59,000 common shares of Lund at a price of  $0.25 per share, exercisable until July 22, 2009.  The grant of these options is subject to regulatory approval.

On behalf of the Board of Directors of

LUND GOLD LTD.

“James G. Stewart”

James G. Stewart, Secretary

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN

LUND GOLD LTD.

Suite 2000, 1055 West Hastings St., Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Fax: 604-331-8773

October 29, 2004

NEW DIRECTOR APPOINTED

Lund Gold Ltd. (TSX-V. LGD) is pleased to report that Max Fugman has been appointed to its Board of Directors.  Mr. Fugman is a Vancouver businessman with extensive business experience in both private and public companies.

To find out more about Lund Gold Ltd. (TSX-V: LGD), visit our website at www.lundgold.com.

On behalf of the Board of Directors of

LUND GOLD LTD.

“Chet Idziszek”

Chet Idziszek, President

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN